Exhibit 99.1

Alamos Gold's Acquisition of Richmont Mines Receives Overwhelming Shareholder Approval

TORONTO, Nov. 16, 2017 /CNW Telbec/ - Alamos Gold Inc. ("Alamos") (TSX: AGI); (NYSE: AGI) and Richmont Mines Inc. ("Richmont") (TSX: RIC); (NYSE: RIC) are pleased to announce that shareholders of both companies have overwhelmingly voted in favour of the plan of arrangement (the "Transaction") at their respective special meetings of shareholders held earlier today.

The Transaction, whereby Alamos will acquire all of the issued and outstanding shares of Richmont, was approved by 98.46% of votes cast by Alamos shareholders and 92.56% of votes cast by Richmont shareholders. A copy of the complete report on voting for each of Richmont and Alamos will be made available on SEDAR and EDGAR.

The Transaction is expected to close on November 23, 2017, subject to applicable regulatory approvals and the satisfaction of other customary conditions.

"With the acquisition of Richmont we are strengthening our asset base and profitability. We are very pleased with the strong support for the transaction and expect to create significant value for shareholders as we deliver on the expansion at Island Gold and continue to unlock its exploration potential," said John A. McCluskey, President and Chief Executive Officer of Alamos.

"This strategic transaction delivers on our commitment to create long-term sustainable value as our shareholders will benefit from having meaningful ownership in a diversified intermediate producer with a portfolio of high-quality assets and a proven and experienced management team while maintaining exposure to the significant potential of the Island Gold Mine," said Renaud Adams, President and Chief Executive Officer of Richmont.

About Alamos Gold Inc.

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company's shares are traded on the TSX and NYSE under the symbol "AGI".

About Richmont Mines Inc.

Richmont Mines currently produces gold from the Island Gold Mine in Ontario and is also advancing development of the significant high-grade resource extension to the east and at depth. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation has successfully positioned the Island Gold Mine to cost-effectively build its Canadian reserve base and to enter its next phase of growth. The Corporation's shares are traded on the TSX and NYSE under the symbol "RIC".

Cautionary Note – Forward Looking Statements

This News Release contains "forward-looking statements". All statements other than statements of historical fact included in this release, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", "have potential" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

Please consult the section titled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Risk Factors" by Alamos, available on SEDAR and EDGAR.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/November2017/16/c7517.html

%CIK: 0001023996

For further information: please visit the Alamos and Richmont websites at www.alamosgold.com or www.richmont-mines.com or contact: Scott Parsons, Vice-President, Investor Relations, Alamos Gold Inc., 416-368-9932, x 5439, sparsons@alamosgold.com; Anne Day, Senior Vice President, Investor Relations, Richmont Mines Inc., 416-368-0291, ext. 105, aday@richmont-mines.com

CO: Richmont Mines

CNW 13:00e 16-NOV-17